October 16, 2006	Alan L. Talesnick
(303) 894-6378
atalesnick@pattonboggs.com
BY EDGAR AND OVERNIGHT COURIER
Ms. Pamela A. Long
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Lifeline Therapeutics, Inc.
Registration Statement on Form SB-2
File No. 333-126288
June 30, 2005 Form 10-KSB File N
Dear Ms. Long:
     On behalf of Lifeline Therapeutics, Inc. (the “Registrant”), this letter is to address the questions raised in your August 17, 2006 letter. The information included in this letter has been provided to us by the Registrant.
     Please see our responses to the six comments outlined below:
Comment 1. With respect to each of the following transactions, please tell us whether related parties were involved and if so, describe the relationship with the related party and what percentage of the total consideration received was from a related party.
•	The $2.9 million of 10% bridge notes, convertible into common stock at $2 per share, issued between January and March of 2005. The March 31, 2005 Form 10-QSB states that the $60,000 of these securities was issued to related parties.

•	The $2.7 million private placement of warrants and common stock, at $2 per share, on April 18, 2005.

•	The $2.3 million private placement of warrants and common stock, at $2 per share, on May 18, 2005.

Ms. Pamela A. Long
October 16, 2006

Response to Comment 1. Related parties were involved in the transactions, see below for the relationship to the Registrant and the corresponding percentage of the total consideration that was received from the related party.
•	The $2.9 million of 10% bridge notes, convertible into common stock at $2 per share, issued between January and March of 2005.
Investors in the bridge notes who were related parties at the time of their investment are as follows:

		Transaction	Convertible	% of
Related Party	Relationship	Date	Note	Total

Carol W. Streets Roth IRA	Spouse of Former Director	09/23/04	$32,000
Daniel W Streets	Former Director	11/23/04	28,000

Total Mr. Streets and Spouse			$60,000	2.0%

Leigh Severance-PSPT	Director	01/17/05	$75,000
Leigh Severance-PPT	Director	01/17/05	75,000
Sharon Severance	Spouse of Director	2/3/2005	10,000
Leigh Severance-PSPT	Director	2/4/2005	85,000
Leigh Severance-PPT	Director	2/4/2005	15,000
H. Leigh Severance	Director	2/4/2005	250,000

Total Mr. Severance and Spouse			$510,000	17.3%

Total related party participation			$570,000	19.3%

Total borrowings			$2,954,000	100.0%

Note: Two bridge note investors became directors subsequent to their investment
The above information is also set forth in Item 12 – Certain Relationships and Related Party Transactions of the Registrant’s Form 10-KSB for the fiscal year ended June 30, 2005. On or before the January 17, 2005 sale of the January 2005 bridge notes shown above, the placement agent committed to a price for the March-May 2005 private placement in order to inform the prospective bridge note investor of what the pricing would be for the later private placement. This was done to provide an incentive for the prospective bridge investors to provide the bridge capital that the Registrant needed until

Ms. Pamela A. Long
October 16, 2006

the funding from the private placement could be received. The investors in the bridge notes were interested in the bridge notes only as a preliminary step to the private placement. Unless the pricing terms were attractive, investors would not have likely invested in the bridge notes. Accordingly, the $2.00 per share price for the March/April 2005 private placement was established during the first two weeks of January 2005 in order that the placement agent would be able to use this as an enticement for potential bridge investors. (The Registrant has confirmed this information with a representative of the private placement agent at that time.) For the 30 days preceding January 17, 2005, the price range of the Respondent’s stock was $2.70 to $3.50 per share with a weighted average of $3.02 per share for December 17, 2004 through January 14, 2005. The private placements that occurred in April and May 2005 were priced in January 2005 at $2.00 per share based on the market value of the stock in December 2004 and early January 2005 when the stock had not traded above $3.50 per share and when the 30-day average weighted average trading price was $3.02 per share. At that time the $2.00 price represented a 34% discount from the 30-day weighted average trading price and a discount of 38% from the closing price of $3.20 on January 14, 2005.
•	The $2.7 million private placement of warrants and common stock, at $2 per share, on April 18, 2005.
No related parties invested in the April 18, 2005 private placement. As indicated above, the $2 per share pricing occurred in early January 2005 when the trading price had not been above $3.50 per share for the preceding 30 days even though the closing price at April 18, 2005 was $6.30.
•	The $2.3 million private placement of warrants and common stock, at $2 per share, on May 18, 2005.
Investors in the May 18 private placement who were related parties at the time of their investment are as follows:

		Transaction	Private	% of
Related Party	Relationship	Date	Placement	Total

Baz, Javier	Director	5/18/2005	$685,627	29.5%
James D. & Kathleen D. Crapo	Director	5/18/2005	50,000	2.1%
H.L. Severance, Inc. Profit Sharing Plan	Controlled by Director	5/18/2005	25,000	1.1%
Race Place Investments Corporation, LLC	Controlled by Director	5/18/2005	50,000	2.1%
Severance, Leigh	Director	5/18/2005	25,000	1.1%

Total related party participation			$835,627	35.9%

Total May 18, 2005 private placement			$2,326,627	100.0%

All related party investments were at the same terms as all other investors

Ms. Pamela A. Long
October 16, 2006

The closing price of the Registrant’s stock on May 18, 2005 was $7.65 per share. The price range of the Respondent’s stock for the 30 days preceding May 18, 2005 was $4.40 to $7.65 per share with a weighted average of $5.93 per share. However, the private placement price was determined during the first two weeks of January 2005, when the weighted average price trading for the 30 days preceding January 17, 2005 was $3.02 per share.
Comment 2. With respect to the above three transactions, please describe for us how the restrictions on resale differ from the resale restrictions attached to the 1 million shares issued March 10, 2005 to Mr. Barber. The March 10, 2005 Settlement and Release Agreement appears to suggest that the securities issued to Mr. Barber have materially different restrictions.
Response to Comment 2.
The restrictions covering the shares of common stock issued to Mr. Barber (the “Barber Shares”) and the restrictions covering the shares of common stock issued or issuable in the other three transactions described under Comment 1 above (the “Other Shares”) are substantially the same with respect to the sales in the public market after the effective date of the Registration Statement. Although after the Registration Statement becomes effective, Mr. Barber is restricted to the sale of 150,000 shares during the first and each subsequent 90-day period. This restriction does not appear to make a practical difference because, given the current limited trading volume of the Registrant’s common stock, and assuming the effectiveness of the registration statement (which is the event that triggers the limitation and which would render free-trading status to, and the possible sale of, the other shares subject to the registration statement), the limitation of 150,000 shares for each of the 90-day periods appears to exceed the amount that would be practically feasible for the Registrant to sell during the time period anyway.
Comment 3. On March 10, 2005 you acquired the remaining minority shareholder interest in Lifeline Nutraceuticals by issuing 1,000,000 shares of your common stock. We note that you allocated the entire purchase consideration to goodwill. It is unclear to us why you did not allocate a portion of the purchase price to other intangible assets as

Ms. Pamela A. Long
October 16, 2006

required by paragraph 37 of SFAS 141. In this regard, we note the discussion of intellectual property rights on page 8 of the Form SB-2 filed June 30, 2005. Given that Protandim sales commenced March 2005, it would appear that a substantial allocation should be made to the acquired interest in the product. Exhibit A to your May 26, 2006 letter also identifies “Intellectual Property in the form of patent applications... owned by Lifeline Nutraceuticals” as the number one reason that the minority interest was acquired. This asset must be separately valued pursuant to 39 and A14e of SFAS 141. Paragraph A14 of SFAS 141 also lists other examples of intangible assets that meet the criteria for recognition apart from goodwill.
Response to Comment 3. On March 10, 2005, the minority interest of our subsidiary was acquired through the issuance of 1,000,000 shares of common stock and the entire purchase consideration was allocated as goodwill.
The Registrant has the policy of capitalizing legal and other costs associated with the acquisition of patents into patent costs. Amortization of these patent costs will start once the patents are granted. As of March 10, 2005, only $26,000 of patent costs had been incurred and capitalized into intangibles.
According to SFAS 141, Business Combinations, paragraph 39, “an intangible asset shall be recognized as an asset apart from goodwill...only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so)”. Please see SFAS 141, paragraph 39 that is set forth below. The nature and intent of the transaction with Mr. Barber was purely to acquire the remaining minority interest in Lifeline Nutraceuticals, and management did not believe that there were any intangible assets arising separately from goodwill in the manner described in SFAS 141, paragraph 39.
SFAS 141, paragraph 39, states, “An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so).”
The facts and circumstances surrounding the transaction with Mr. Barber drove the allocation of the purchase consideration entirely to goodwill. At the time of the transaction, neither the Registrant nor the subsidiary had applied for a patent. Mr. Barber did not own directly any portion of the patents and trademarks prior to the date of the

Ms. Pamela A. Long
October 16, 2006

transaction. If he had, a portion of the purchase price would have been allocated to intangibles.
In reviewing the transaction with Mr. Barber, the transaction was undertaken for the following business reasons:
1.	Lifeline Nutraceuticals was the operating company with the intellectual property, business relationships, etc. Lifeline Therapeutics, from both a corporate and a financial community perspective wanted to own 100% of this subsidiary in order to simplify the corporate structure and to enhance the possibility of increasing the market value of the Registrant’s common stock; and

2.	By owning 100% of the subsidiary, the Registrant could eliminate concerns over fiduciary relationships between the companies as operations were initiated.
According to SFAS 141, paragraph 43, “[t]he excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed shall be recognized as an asset referred to as goodwill. An acquired intangible asset that does not meet the criteria in paragraph 39 shall be included in the amount recognized as goodwill.” As the consideration received in the transaction with Mr. Barber was not considered separable from goodwill and did not meet the criteria in SFAS 141, paragraph 39, the Respondent believes the entire intangible asset should be reflected as goodwill.
Comment 4. We note the Settlement and Release Agreement included as exhibit 10.1 to your Form 10-K filed March 14, 2005. Part I.G. of the contract specifically states that the settlement addressed the parties “desire to avoid the uncertainty, time, and expense of litigating their dispute”. Consequently, part of the consideration must be allocated to the legal settlement. This allocation should approximate the difference between the fair value of the 1 million shares and the equivalent fair value of the acquired business as determined by your independent valuation specialist. Page 17 of the Quist Valuation report documents their conclusion that the fair value of Lifeline was $36 million which, in light of the 18,111,064 shares outstanding on March 31, 2005, equates to $2 per share. Based on management’s $5.31 fair value estimate, the portion allocable to the acquired minority interest would be $2 per share and the portion allocable to legal settlement would be the remainder ($3.31 per share). Given the specific language in the settlement agreement, it appears inappropriate that legal expense was not recognized.
Response to Comment 4. The Settlement and Release Agreement entered into with Mr. Barber addresses the entire agreement with Mr. Barber. This includes the share exchange which is separate from consideration of $250,000 paid to Mr. Barber for a covenant not to compete. As a separate condition, Mr. Barber permanently waived his rights to claim

Ms. Pamela A. Long
October 16, 2006

any amounts owed for services rendered, costs, expenses, and any other amounts advanced or claimed as owed by Lifeline through the date of the Agreement.
While it is correct that the parties desired “to avoid the uncertainty, time, and expense of litigating their dispute”, it appears that the purchase of the minority interest did not include consideration for legal expenses related to a settlement. Further, as the agreement indicates, the purchase transaction is a separate transaction from other provisions of the agreement including the non-compete agreement, claims for prior services rendered, nondisclosures, non-disparagement and other separately identifiable and agreed upon terms. In addition, the Registrant believes that the value of the stock paid to Mr. Barber was not less than the value of the stock acquired in the subsidiary (see response to Comment 5). Therefore, there is nothing allocable to legal expenses from this part of the transaction.
Accordingly, the Registrant does not believe there is a reason to allocate any portion of the purchase price on the minority interest to legal expense. Doing so would be outside the scope of the agreement and would be allocated without merit.
An independent entity named Quist Valuation (“Quist”) prepared a goodwill impairment report for the Registrant as of March 31, 2005. The sole purpose of the report was to determine whether an impairment of goodwill was necessary, and, if so, what the amount of that impairment should be. The Quist impairment report concluded that no impairment of the Registrant’s goodwill was required. As a result, step two under SFAS 142 (determining the amount of impairment) was not necessary. It also should be noted that the report does not indicate that a portion of the purchase price should be allocated to legal expense. The analysis performed by Quist indicated a range of value for the enterprise of $32,000,000 to $116,000,000. The lower end of the range was based on highly discounted cash flow models and the higher end of the range was based on the market valuation as of the March 31, 2005 balance sheet date. The lower end of the range makes no allowance for market valuation as per SFAS 142 and the higher end of the range makes no allowance for the thinly traded nature of the stock.
As SFAS 142, paragraph 24 directs, “[q]uoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.” In following SFAS 142, the Registrant utilized the quoted market price of its stock but also considered and addressed other factors so that the quoted market price was not the sole measurement basis.

Ms. Pamela A. Long
October 16, 2006

The assertion that the report from Quist derives a market value of $36 million, corresponding to an effective per share price of $2.00 is not a correct interpretation of the report. Quist did not design the report to determine the Registrant’s valuation, but only to determine if the then-current goodwill totaling $9,000,000 should be impaired. Quist, in fact, indicated in the Executive Overview of the report, that the purpose of the report is to “compare the fair value of Lifeline with the carrying amount, including goodwill, as part of the Company’s annual goodwill impairment testing process”. As the fair value of the reporting unit exceeded the carrying amount of the net assets of the reporting unit (including goodwill), even at the lowest extreme of the sole criterion, no impairment of goodwill was required in accordance with SFAS 142.
The Quist report does not indicate a method or allude to an allocation of the purchase price to the minority interest. Similarly, the intent of the Settlement and Release Agreement with Mr. Barber is to address the purchase transaction separate from the non-compete agreement and release of liability. Therefore, inferring an allocation to legal expense or any intangible asset other than goodwill or patent costs from the limited-purpose Quist report is not appropriate.
Comment 5. Your letter states that the $5.31 fair estimate was calculated by applying a 25% marketability (thinly traded) discount to a 108 day weighted average OTC:BB price. The use of a 108 day average does not conform to the requirement in paragraph 22 of SFAS 141 that fair value be determined based on stock prices a few day before and after the acquisition. See also paragraph 4 of EITF 99-12. Further, you have not provided the objective and verifiable evidence to support the 25% marketability discount. It is not sufficient to simply cite the average marketability discount used by an investment specialist or to highlight that the amount of the discount used falls within a broad range published in an academic study. In evaluating a marketability discount, it is important to address the duration of any restrictions, the volatility of the underlying stock, and any other specific, objective, and verifiable evidence. The guidance in footnote 2 of SFAS 115 contains guidance that may be applicable regarding the use of discounts for restricted stock. Specifically a security is generally not considered materially restricted if the securities in question can be reasonably expected to qualify for sale within one year. Please revise your fair value calculation to comply with the applicable guidance.
Response to Comment 5. According to SFAS 141, quoted market price is generally the best indicator of value. SFAS 141, paragraph 22 states, “[t]he fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity (paragraph 6). Thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. The market price for a reasonable period before and after the date that

Ms. Pamela A. Long
October 16, 2006

the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued (Opinion 16, paragraph 74).
The Registrant believes that a discount should be applied to the market price to reflect the extreme lack of marketability of the shares and price fluctuations. In establishing a specific discount, the Registrant relied upon the direction provided by the U.S. Private Equity Valuation Guidelines, the Registrant believed was an objective and verifiable approach for determining a marketability discount for low trading volumes. With the low trading volume of the stock in the marketplace, which effectively imposed actual marketability restrictions, a 108-day trading range was used because this was the period of time it took for 1,000,000 shares to trade. Based upon the U.S. Private Equity Guidelines, the Registrant utilized a 25% marketability discount on the 108-day weighted average trading price.
In the guidance provided by EITF 99-12, paragraph 4, “...the value of the acquirer’s marketable equity securities issued to effect a purchase business combination should be determined, pursuant to the guidance in paragraph 74 of Opinion 16, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. In other words, the date of measurement of the value of the acquirer’s marketable equity securities should not be influenced by the need to obtain shareholder or regulatory approvals. Task Force members observed that the reasonable period of time referred to in paragraph 74 of Opinion 16 is intended to be very short, such as a few days before and after the acquisition is agreed to and announced.” This is a different approach than the method taken at the time to measure the weighted average price.
The market value of the Registrant’s stock during the period March 7, 2005 through March 15, 2005 (three trading days before and after the transaction date, March 10, 2006) ranged from $8.75 to $9.15 per share with a weighted average closing price of $8.91 per share. See the table below:

		Closing	Extended
Date	Volume	Price	Price

March 15, 2005	7,400	$8.80	$65,120.00
March 14, 2005	8,600	$8.75	$75,250.00
March 11, 2005	7,700	$8.75	$67,375.00
March 10, 2005	11,200	$9.00	$100,800.00
March 9, 2005	5,000	$9.00	$45,000.00
March 8, 2005	14,400	$8.85	$127,440.00
March 7, 2005	12,400	$9.15	$113,460.00

	66,700		$594,445.00

Weighted Average Closing Price			$8.91

Ms. Pamela A. Long
October 16, 2006

Following the guidance that the market value should be determined “a few days before and after the acquisition”, $8.91, as determined above, is the starting point.
Comment 5 points to the guidance found in SFAS 115, footnote 2, regarding the use of discounts in for restricted stock. According to Footnote 2 of SFAS 115, “Restricted stock, for the purpose of this Statement, means equity securities for which sale is restricted by governmental or contractual requirement (other than in connection with being pledged as collateral) except if that requirement terminates within one year or if the holder has the power by contract or otherwise to cause the requirement to be met within one year. Any portion of the security that can be reasonably expected to qualify for sale within one year, such as may be the case under Rule 144 or similar rules of the SEC, is not considered restricted.”
The restrictions placed on the sale of the 1,000,000 shares owned by Mr. Barber as a result of the transaction are as follows. According to the agreement, Mr. Barber may only sell up to 150,000 restricted shares within each 90 day period after the registration statement becomes effective. Therefore, it would take Mr. Barber a minimum of one and a half years to sell all of this stock, if he desired to do so. As the restricted securities owned by Mr. Barber could not be reasonably expected to qualify for sale within a year, these securities could be considered “materially restricted”. See table below:

	Weighted		Maximum Share
	Average		Sales by Mr. Barber	Percent
	Share		assuming registration	of total
Ninety day periods	Price	Volume	statement was effective	volume

3/10/05 - 6/8/05	$11.77	1,253,300	150,000	12%
6/9/05 - 9/6/06	$9.75	1,140,500	150,000	13%
9/7/05 - 12/5/05	$4.57	735,900	150,000	20%
12/6/05 - 3/5/06	$2.96	2,869,400	150,000	5%
3/6/06 - 6/3/06	$1.90	3,033,700	150,000	5%
6/4/06 - 9/1/06	$0.95	2,454,300	150,000	6%
9/2/06 - 11/30/06 est.		2,744,000	100,000	4%

Total		14,231,100	1,000,000	7%

Ms. Pamela A. Long
October 16, 2006

Based upon the low trading volume, the sale of Mr. Barber’s shares into the marketplace cannot reasonably be expected to be absorbed without significantly affecting the market price of the stock. Therefore, a discount to the average trading price of $8.91 appears to be warranted. As shown in the table below, small sales volumes affect price dramatically. Quarterly volatility of 17% — 53% occurred throughout the period due to the thin trade volumes.

	Weighted
	Average
	Share	Quarterly		Quarterly
Ninety day periods	Price	Change	Volume	Change

3/10/05 - 6/8/05	$11.77		1,253,300
6/9/05 - 9/6/06	$9.75	-17%	1,140,500	-9%
9/7/05 - 12/5/05	$4.57	-53%	735,900	-35%
12/6/05 - 3/5/06	$2.96	-35%	2,869,400	290%
3/6/06 - 6/3/06	$1.90	-36%	3,033,700	6%
6/4/06 - 9/1/06	$0.95	-50%	2,454,300	-19%
9/2/06 - 11/30/06 est.			2,744,000

Total			14,231,100

Due to the thin trade volumes at the time of the transaction and anticipated into the future, the Registrant utilized the 108-day average trading price of $7.08 and then discounted that price by 25% to $5.31 per share, thereby resulting in a $5,310,000 value for goodwill. Referring back to the average trading price before and after the announcement was made concerning the transaction price, the $5.31 valuation reflects a 40% discount to the $8.91 average trading price.
The Registrant believes that the 40% discount resulting from the analysis above is corroborated by the fact that the result is quite similar to the discount utilized in January 2005 by the placement agent in setting at that time the stock price for the Registrant’s private placement. As indicated in the response to the Comment 1 above, in mid-January 2005, the placement agent set a price of $2.00 per share on the Registrant’s restricted common stock that reflected a discount of 34% from the 30-day weighted average trading price of $3.02 per share. The price set by the placement agent also constitutes a discount of 38% from the then-recent one-day trading price of $3.20 per share on January 14, 2005. Because the discounts utilized by the placement agent in January 2005 are quite similar to the discount utilized by the Registrant in establishing a stock price for the purpose of valuing goodwill, and because the placement agent was an independent third

Ms. Pamela A. Long
October 16, 2006

party having significant expertise in the subject matter (and can be presumed to have taken into account the types of factors referred to in the Staff’s comment), the discounts taken by the placement agent should not only be considered reasonable, but also should be considered to provide corroboration for the discount taken by the Registrant as part of the procedure for establishing goodwill.
As stated above, not only does the method of calculation comply with the applicable guidance, but the consistency and similarity of magnitude of these discounts provides additional support for the validity of the calculation itself.
Comment 6. Based on the Company’s OTC:BB prices between January and March 2005, it does not appear that the beneficial conversion feature on the convertible bridge notes was properly valued. Specifically, it appears that the as-converted value of the stock underlying the securities substantially exceeded the proceeds received as well as the face value of the notes. Please provide us with an analysis that clearly demonstrates your compliance with the applicable GAAP i.e. EITF 98-5, EITF 00-27, and/or SFAS 133.
Response to Comment 6. Paragraph 12 of FASB 133 requires that certain embedded derivatives be separated from the host contract and accounted for at fair value if all three of the following criteria are met:
1.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

2.	The contract (including both the host and the embedded derivative) is not re-measured at fair value under GAAP.

3.	A separate instrument with the same terms as the embedded derivative would be a derivative instrument.
All three characteristics were met with respect to the convertible bridge notes. Therefore, the warrant was separated from the convertible debt for valuation under guidance contained in EITF 00-19.
The next consideration was whether the warrants would be considered debt or equity, and paragraphs 12 through 32 of EITF 00-19 must be met in order for the fair value of the warrant to be recorded as equity. For the Registrant, each requirement has been met for equity treatment, as follows:
1.	The contract permits the Registrant to settle in unregistered shares.

2.	The Registrant has sufficient authorized and unissued shares available to settle the contract after considering all other commitments.

Ms. Pamela A. Long
October 16, 2006

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

4.	There are no required cash payments to the counterparty in the event the Registrant fails to make timely filings with the SEC.

5.	There are no required cash payments to the counterparty under “top-off” or “make-whole” provisions.

6.	The contract requires net-cash settlement only in specific circumstances.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

8.	There is no requirement in the contract to post collateral at any point or for any reason.
Having met the requirements within EITF 00-19 for recording the fair value of the warrant as equity, the Registrant next considered the guidance in EITF 98-5 and EITF 00-27 for valuation of the beneficial conversion feature.
Paragraph 6 of EITF 98-5 states that, if the intrinsic value of the beneficial conversion feature is in excess of the amount of convertible debt proceeds, the amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the convertible instrument.
Paragraph 5 of EITF 00-27 states that, “an issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option”.
The detachable warrants were valued using the Black Scholes model at a total of $5,400,349, while the debt totaled $3,185,105 – resulting in an allocation between warrants and debt for each debt agreement ranging from 57.68% to 22.31%. These allocation factors were then used to record the warrant discount of $1,905,175 which was reflected as interest in the income statement for the fiscal year ended June 30, 2005.
Following that calculation, the beneficial conversion feature was valued using the intrinsic value method (stock price on grant date — conversion rate X number of shares) with a total beneficial conversion calculated at $4,420,825. As the beneficial conversion was limited to the amount of proceeds (after allocating the warrant discount), the

Ms. Pamela A. Long
October 16, 2006

beneficial conversion was recorded at $1,279,930 which was reflected as interest in the income statement.
Accordingly, the transaction was correctly reported in the financial statements as interest expense in accordance with EITF 98-5, paragraph 6, EITF Issue 98-5 and Issue 00-27.
     The Registrant believes that the resulting determinations have been accurately reflected in the Registrant’s filings in conformity with the applicable accounting principles and pronouncements. The Registrant would like to be able to discuss these matters with you at your earliest convenience.
     Registrant Query not related to August 17, 2006 Comment Letter
     The Registrant would like to elevate an issue with respect to revenue recognition that has been discussed at length with SEC Staff and should be brought to closure. The Registrant has a contact with a large retail customer which includes a “sale or return” provision. As SAB 104 precludes revenue recognition when the right of return exists, the Registrant has recorded all sales to this retail customer as deferred revenue. For the Registrant’s fiscal year ended June 30, 2006, deferred revenue was $1,144,950, and recorded revenue (excluding deferred revenue) was $7,165,819.
     SFAS 48, paragraph 6(f) requires that the amount of future returns must be reasonably estimable in order for revenue to be recognized prior to the expiration of return rights. As there is no expiration of return rights in the contract with the retailer, a history of returns must be compiled in order to reasonably estimate future returns. That estimate may not be made in absence of “a large volume of homogeneous transactions or if customer acceptance is likely to depend on conditions for which sufficient historical experience is absent.”
     The Registrant understands the need to defer revenue when right of return exists, but as the sales and returns history from this customer is approaching 16 months, the Registrant believes it has significant history and proposes a rational approach for the recognition of revenue, as follows.
     The Registrant believes a reasonable approach to the recognition of revenue would be to recognize revenue from sales to consumers under this sales contract when the goods are sold-through to the end consumer as reported by the retailer. The retailer provides the Registrant with quantities sold-through the retail level to the end consumer, and through June 30, 2006, sell-through totaled $746,790. We would like for the application of this conservative approach to begin with the First Quarter ended September 30, 2006 and continue into the future. However, we do not want to incur a restatement if a decision cannot be reached in time to file the Form 10-QSB

Ms. Pamela A. Long
October 16, 2006

for the first quarter ended September 30, 2006. If a decision cannot be reached within that time frame, we would prefer to defer commencement until the next fiscal quarter.
     The Registrant will also analyze retail sell-through data and consumer return trends to determine if any reserves for returns are necessary. Through June 30, 2006, returns from the retailer (resulting from returns from the consumer) were less than 1%.
     The Registrant respectfully requests consideration to this revenue recognition proposal.
     Please contact the undersigned at (303) 894-6378.

Very truly yours,

PATTON BOGGS LLP

By:	/s/ Alan L. Talesnick
Alan L. Talesnick

cc:	Ms. Tracey McKoy, SEC Staff Accountant
Mr. Gerald Houston, Lifeline Therapeutics
Ms. Peggy Topel, Gordon Hughes & Banks, LLP